UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Name of Issuer)

Royal Dutch Petroleum Company

(Translation of Issuer’s name into English)

Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each

(Title of Class of Securities)

780257804

(CUSIP Number)

Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 780257804

1.	Name of Reporting Person: Royal Dutch Shell plc		I.R.S. Identification Nos. of above persons (entities only): None

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Not applicable

		8.	Shared Voting Power: Not applicable

		9.	Sole Dispositive Power: Not applicable

		10.	Shared Dispositive Power: Not applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Not applicable

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Not applicable

14.	Type of Reporting Person (See Instructions): HC, CO

AMENDMENT NO. 8 TO SCHEDULE 13D
     This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and restates Items 1 to 6 and amends and supplements Item 7 of the Schedule 13D filed by Royal Dutch Shell plc (“Royal Dutch Shell”) on July 29, 2005, as amended and supplemented from time to time, (the “Schedule 13D”), in respect of the ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each (the “Ordinary Shares”) of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company organized pursuant to the laws of the Netherlands (“Royal Dutch”). Capitalized terms used in this Amendment No. 8 but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1. Security and Issuer
     The title of the class of equity securities to which this Schedule 13D relates is ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each of Royal Dutch. On December 21, 2005, Royal Dutch merged under Dutch law (the “Merger”) with Shell Petroleum N.V., a company organized under the laws of The Netherlands (“SPNV”). As a result of the Merger, SPNV is the surviving entity and became a wholly owned subsidiary of Royal Dutch Shell, and Royal Dutch and the Ordinary Shares ceased to exist.
     The former address of the principal executive offices of Royal Dutch is 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands. The address of the principal executive offices of SPNV is 30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands.
Item 2. Identity and Background
     The name of the person filing this statement is Royal Dutch Shell plc, a public limited company organized pursuant to the laws of England and Wales.
     On May 19, 2005, Royal Dutch Shell commenced an exchange offer for all of the Ordinary Shares of Royal Dutch (the “Offer”). Concurrently, the “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) published definitive documentation with respect to a scheme of arrangement under English law of Shell Transport (the “Scheme”).
     On July 20, 2005, Royal Dutch Shell, Royal Dutch and Shell Transport announced that all conditions to the Offer and the Scheme had been satisfied or waived and that Royal Dutch Shell had become the parent company of Royal Dutch, Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/Shell Group of Companies (the “Group”; collectively, Royal Dutch Shell, Royal Dutch, Shell Transport and the Group are referred to as the “Shell Group”).
     On July 20, 2005, Royal Dutch Shell also announced that it had commenced a subsequent offer acceptance period (the “Subsequent Offer Acceptance Period”; the Offer, including the Subsequent Offer Acceptance Period, the “Exchange Offer” and together with the Scheme, the “Transaction”) expiring on August 9, 2005. During this period, holders of Ordinary Shares of Royal Dutch were permitted to tender any remaining Ordinary Shares of Royal Dutch as described in the prospectus dated May 19, 2005 in respect of the Exchange Offer (the “Prospectus”). The Subsequent Offer Acceptance Period was not an extension of the Offer, in respect of which exchanges of Royal Dutch Shell shares for Ordinary Shares of Royal Dutch tendered were settled on or before July 25, 2005. During the Subsequent Offer Acceptance Period there were no withdrawal rights either for Royal Dutch Shares tendered for exchange in the Offer or for those tendered during the Subsequent Offer Acceptance Period. Royal Dutch Shell accepted for exchange any Ordinary Shares of Royal Dutch tendered during the Subsequent Offer Acceptance Period at the same exchange ratio as in the Offer (as described below).
     On November 3, 2005, Royal Dutch Shell, SPNV and Royal Dutch filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC in connection with an internal restructuring (the “Restructuring”) of Royal Dutch Shell and its subsidiaries, including the Merger. The terms of the Merger allowed for the acquisition on a compulsory basis of the remaining interest in Royal Dutch held by the public shareholders in Royal Dutch at the time of the Merger (the “Minority”). On December 21, 2005, the Merger became effective, as a result of which SPNV, as the surviving entity, became a wholly owned subsidiary of Royal Dutch Shell and Royal Dutch and the Ordinary Shares ceased to exist.
     Except as described above and any obligations assumed by Royal Dutch Shell in connection with becoming the parent company of the Shell Group, Royal Dutch Shell has not engaged in any operational activities since its incorporation on February 5, 2002. The primary object of Royal Dutch Shell is to carry on the business of a holding company.

Item 3. Source and Amount of Funds or Other Consideration
     As a result of the Merger, Royal Dutch Shell, through its sole ownership of SPNV, has acquired beneficial ownership of all of the interests formerly held by Royal Dutch.
     Under the terms of the Merger, the Minority are entitled to be paid €52.21 per Royal Dutch ordinary share formerly held. Holders of New York Registered shares will receive $61.8585 per each Royal Dutch share formerly held. This is the U.S. dollar equivalent of €52.21 based on the noon Federal Reserve Bank of New York buying rate for euro on December 20, 2005 which was €1:$1.1848. Certain eligible UK resident shareholders who have given appropriate representations have elected instead to receive loan notes exchangeable into Royal Dutch Shell Class A Shares.
     As would be the case in Dutch statutory squeeze out proceedings, the Merger terms provided (1) for interest to accrue on the €52.21 per share amount at the statutory rate of 4% from October 31, 2005 until December 21, 2005, as part of the consideration under the Merger, and (2) for any dividends payable in that period (before the deduction of any withholding tax from such dividend) to be deducted from that interest amount. As the Royal Dutch third quarter 2005 interim dividend exceeded the amount of interest accrued as of December 21, 2005, no interest is payable.
     The payments are being funded by SPNV (which is a wholly owned subsidiary of Royal Dutch Shell) from cash on hand. To the extent eligible UK resident shareholders have elected to receive exchangeable loan notes, such loan notes will be issued by SPNV and upon exchange thereof, holders of loan notes will receive Royal Dutch Shell Class A Shares. Any consideration paid through the issuance of exchangeable loan notes will reduce cash paid. Total consideration of approximately €1.5 billion (approximately $1.8 billion at current exchange rates) will be paid to the Minority in the Merger.
Item 4. Purpose of Transaction
     (a) As discussed above, Royal Dutch Shell, through its sole ownership of SPNV, has acquired beneficial ownership of all of the interests formerly held by Royal Dutch. The Merger allowed for the acquisition on a compulsory basis of the remaining interest in Royal Dutch held by the Minority.
     A Royal Dutch Extraordinary General Meeting (“EGM”) was required to implement the Restructuring and resolve upon the Merger. The Restructuring was also subject to other customary closing conditions, all of which were satisfied prior to December 21, 2005.
The EGM was held on December 16, 2005 in The Hague, The Netherlands, and the Restructuring was completed on December 21, 2005.
     Royal Dutch Shell voted its then 98.5% shareholding in Royal Dutch in favor of the Restructuring, including the Merger, at the EGM. All agenda items were approved at the EGM almost unanimously. Notice of the EGM was published on November 18, 2005.
     In connection with the transaction, ABN AMRO Bank N.V., as financial adviser to the Royal Dutch Board, delivered two written opinions to the Royal Dutch Board to the effect that based upon and subject to the matters considered, assumptions used and qualifications set forth therein (i) as at October 31, 2005, the exchange ratio in the merger and the cash consideration pursuant thereto were fair, from a financial point of view, to minority shareholders who will receive the cash consideration in the merger and (ii) the value of the loan note consideration to be offered to eligible UK resident shareholders, when issued, will not be greater than the value of the cash consideration under the terms of the merger.
     (b) As described above, as a result of the Restructuring, Royal Dutch Shell, as the sole parent company of SPNV, has acquired beneficial ownership of all of the interests formerly held by Royal Dutch.
     (c) Under the Merger, SPNV succeeded to all of the interests of Royal Dutch. Under the Restructuring, of which the Merger forms a part, the 60:40 cross holdings of Royal Dutch and Shell Transport in SPNV and The Shell Petroleum Company Limited (“SPCo”) were unwound. SPNV and SPCo were the two holding companies which owned directly or indirectly all consolidated subsidiaries of the Group (on an individual or joint basis). The Restructuring involved several sequential steps that resulted in the surviving company, SPNV, becoming the parent of Shell Transport and the other members of the Group under Royal Dutch Shell. Given that Royal Dutch has ceased to exist, future sales or transfers of assets of Royal Dutch or any of its subsidiaries are no longer possible.
     (d) SPNV’s board of directors prior to the Merger has continued as its board of directors following the Merger.
     (e) As a result of the Restructuring, Royal Dutch has ceased to exist and SPNV, the surviving entity, is the intermediate holding company of the Group. In connection with the Merger, the share capital of Royal Dutch was reorganized into three classes shortly before the Merger: X shares held by Royal Dutch Shell, Y shares held by eligible UK resident shareholders electing to receive loan notes and ordinary shares held by Royal Dutch Shell and the Minority receiving cash.
     (f) As described above, following the Restructuring, Royal Dutch has ceased to exist and SPNV is the surviving corporate entity.
     (g) As Royal Dutch has ceased to exist, changes to Royal Dutch’s articles of association, articles of incorporation or other actions which may have impeded the acquisition of control of Royal Dutch by any person are no longer possible.
     (h) The Ordinary Shares of Royal Dutch have been removed from the Official List of the UK Listing Authority and from trading on the London Stock Exchange with effect from July 20, 2005. Royal Dutch Shell requested that Royal Dutch seek de-listing from Euronext Amsterdam and the New York Stock Exchange. A request from Royal Dutch to de-list was approved by Euronext Amsterdam, and the last day of trading of Royal Dutch Shares on Euronext Amsterdam was September 30, 2005.
     On August 11, 2005, Royal Dutch filed an application with the US Securities and Exchange Commission to withdraw the Ordinary Shares of Royal Dutch from listing on the New York Stock Exchange. A notice of the application was published in the Federal Register on September 14, 2005, requesting comment from interested parties by September 29, 2005. Royal Dutch Shell submitted a comment letter relating to the application on September 28, 2005. The SEC issued an order on November 18, 2005 granting Royal Dutch’s application and the Ordinary Shares of Royal Dutch were delisted from the New York Stock Exchange on November 21, 2005.
     (i) As the Restructuring is now completed, the Ordinary Shares of Royal Dutch are eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Royal Dutch Shell intends that SPNV, as successor by merger to Royal Dutch, shall file a Form 15 with the Securities and Exchange Commission in order to deregister the Ordinary Shares under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of Royal Dutch
     (a) Pursuant to the Merger, the Ordinary Shares have ceased to exist. The matters listed in Items 5(a), (b), (d) and (e) of Schedule 13D are no longer applicable.
     (b) On December 16, 2005, 1,379,680,000 Ordinary Shares were issued by Royal Dutch to Royal Dutch Shell as part of the “Restructuring (such shares being issued pursuant to the Deed of Issuance of Shares described in Item 6 below). These shares were issued against payment in kind by way of contribution by Royal Dutch Shell of 9,603,349,999 shares in the share capital of Shell Transport, being all of the shares held by Royal Dutch Shell in that company.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Royal Dutch
     On May 18, 2005, Royal Dutch Shell, Royal Dutch and Shell Transport entered into an Implementation Agreement in respect of the unification transaction setting forth, inter alia, the conditions to and conduct of the unification transaction, the recommendation and approvals of Royal Dutch and Shell Transport in connection with the Exchange Offer and the Scheme, and the corporate governance being implemented in connection with the unification transaction. Pursuant to the Implementation Agreement, Royal Dutch Shell agreed with Royal Dutch and Shell Transport to make the Exchange Offer on the terms set out in the offer documents with respect thereto. Royal Dutch agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavors to procure the satisfaction of the conditions to the Exchange Offer and to implement the Exchange Offer in accordance with its terms as set out in the offer documents. In addition, Royal Dutch Shell agreed not to vary, terminate or withdraw the Exchange Offer or to waive the conditions to the Exchange Offer or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch and Shell Transport.
     On October 31, 2005, Royal Dutch Shell, Royal Dutch, Shell Transport, SPNV and SPCO entered into an Implementation Agreement in respect of the Restructuring, setting forth, inter alia, the conditions to and conduct of the Restructuring. Pursuant to the Restructuring Implementation Agreement, the parties agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavors to procure the satisfaction of the conditions to the Restructuring and to implement the Restructuring as set out in the agreement.
     On December 13, 2005, Royal Dutch settled claims relating to the Restructuring brought in the enterprise chamber of the Court of Appeals in Amsterdam. The material terms of this settlement are that all injunctions requested by plaintiffs are withdrawn and the request for the Court to establish whether mismanagement has taken place is withdrawn as well. The parties have requested the Court to express a view on the fairness of the cash merger consideration to be received by the Minority in the Restructuring. The result was that the Restructuring proceeded as previously announced.
     On December 16, 2005, as part of the Restructuring and following the approval of relevant resolutions at the EGM, Royal Dutch Shell and Royal Dutch executed the Deed of Issuance of Shares pursuant to which Royal Dutch issued 1,379,680,000 Ordinary Shares to Royal Dutch Shell against payment in kind by way of contribution by Royal Dutch Shell of 9,603,349,999 shares in the share capital of Shell Transport, being all of the shares held by Royal Dutch Shell in that company.
     On December 20, 2005, as part of the Restructuring, Royal Dutch and SPNV executed the Deed of Merger pursuant to which such entities merged under Dutch law, such merger being effective as from December 21, 2005.

Item 7. Material to Be Filed as Exhibits
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
1.	Press release of Royal Dutch Shell entitled “Restructuring of Royal Dutch Shell subsidiaries, including the merger of Royal Dutch Petroleum Company and Shell Petroleum N.V., completed” dated December 21, 2005 (incorporated by reference to the Form 6-K furnished by Royal Dutch on December 22, 2005).

2.	Deed of Merger between Royal Dutch and SPNV dated December 20, 2005 (incorporated by reference to the Schedule 13E-3 (Amendment No. 5) of Royal Dutch Shell and SPNV (Commission File Number 005-80496) filed with the Securities and Exchange Commission on December 23, 2005).

3.	Amended Description of Contribution in Kind pursuant to Section 2:94b subsection 1 of the Dutch Civil Code (incorporated by reference to the Schedule 13E-3 (Amendment No. 5) of Royal Dutch Shell and SPNV (Commission File Number 005-80496) filed with the Securities and Exchange Commission on December 23, 2005).

4.	Amended Report of Deloitte Accountants B.V. pursuant to Section 2:94b subsection 2 of the Dutch Civil Code (incorporated by reference to the Schedule 13E-3 (Amendment No. 5) of Royal Dutch Shell and SPNV (Commission File Number 005-80496) filed with the Securities and Exchange Commission on December 23, 2005).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 23, 2005

ROYAL DUTCH SHELL PLC
by	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary